UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 56954/December 13, 2007

ADMINISTRATIVE PROCEEDING
File No. 3-12836

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In the Matter of   :
                                              :   ORDER MAKING FINDINGS
NOVATEK INTERNATIONAL, INC.   :   AND IMPOSING REMEDIAL
a/k/a MEDICAL DIAGNOSTIC   :   SANCTION BY DEFAULT
PRODUCTS, INC.   :

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        The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on September 26, 2007, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement has provided evidence that the Commission attempted to deliver the OIP to Respondent Novatek International, Inc. (Novatek), a/k/a Medical Diagnostic Products, Inc., on October 30, 2007, in a manner that complies with Rule 141(a)(2) of the Commission's Rules of Practice. No Answer has been received and the time for filing an Answer has expired. I then ordered Novatek to show cause why the proceeding should not be resolved against it. No response to the Order to Show Cause has been received and the time for responding has also expired. Accordingly, Novatek is in default. See Rules 155(a)(2) and 220(f) of the Commission's Rules of Practice. As authorized by Rule 155(a), I find the following allegations of the OIP to be true.

        Novatek was a Colorado corporation that formerly had its principal place of business in Columbia, Maryland. In 1996, Novatek merged with an entity known as Medical Diagnostic Products, Inc. Novatek's common stock is registered with the Commission pursuant to Section 12(g) of the Exchange Act and was traded in the over-the-counter market and was quoted on the NASDAQ Small Cap Market until October 14, 1996. Due to questions regarding the accuracy of publicly disseminated information, the Commission suspended trading in Novatek securities on October 15, 1996. On October 26, 1996, Novatek filed for bankruptcy reorganization. On November 1, 1998, Novatek was dissolved as a Colorado corporation. The shares of Novatek are still quoted on the Pink Sheets and traded over the counter.

        Exchange Act Section 13(a) and the rules promulgated thereunder require issuers with classes of securities registered pursuant to Exchange Act Section 12 to file with the Commission accurate information in periodic reports, even if the registration is voluntary under Section 12(g).

Exchange Act Rule 13a-1 requires issuers to file annual reports, and Exchange Act Rule 13a-13 requires issuers to file quarterly reports.

Novatek has not filed an annual report on Form 10-KSB since the fiscal period ending December 31, 1995, for which the report was filed on February 6, 1996. Novatek has not filed a quarterly report on Form 10-QSB for any period subsequent to the fiscal quarter ending June 30, 1996, for which the report was filed on August 14, 1996.

Novatek has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. In view of the above, it is necessary and appropriate for the protection of investors to revoke the registration of each class of securities of Novatek registered pursuant to Section 12 of the Exchange Act.

IT IS ORDERED THAT the registration of each class of registered securities of Novatek International, Inc., a/k/a Medical Diagnostic Products, Inc., is revoked pursuant to Section 12(j) of the Securities Exchange Act of 1934.

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James T. Kelly
Administrative Law Judge